MAXCLEAN HOLDINGS LTD.

88 Yu Feng Road
Shuo Fang Town, New District
Wuxi City, Jiangsu Province
P.R. China

September 17, 2012

Via E-mail

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA
Attn: Pamela Long, Assistant Director

Re:	Maxclean Holdings Ltd.
Registration Statement on Form F-1
Filed on August 30, 2012
File No. 333-183624

Dear Ms. Long:

We are responding to comments contained in the Staff letter, dated September 14, 2012, addressed to Mr. Wong Siu Hong, the Company’s Chief Executive Officer, with respect to the Company’s Registration Statement on Form F-1 filed on Edgar on August 30, 2012 (the “F-1”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Recent Developments, page 7

1. Your financial statements show that you have significantly more current liabilities than current assets and that your operations consumed over 14 million RMB in cash last year. Consequently, your disclosure should be expanded to provide specific details about your current liquidity situation. Disclose whether the magnitude of your working capital deficit has changed since December 31, 2011. Also, please disclose whether there has been any change in the magnitude of your operating cash flow deficits. Disclose the specific sources and uses of cash you expect related to your operations over the next 12 months. See Items 5D and 8B of Form 20-F.

Response:

We have added the disclosure in the amended F-1. Please see page 7 and page 33 in the amended F-1.

Capitalization, page 28

2. Please revise your disclosure to provide a statement of your capitalization and indebtedness as of a date no earlier than 60 days prior to the date of the document in accordance with the provisions of Item 3.B. of Form 20-F.

Response:

We have revised the disclosure in the amended F-1. Please see page 28 in the amended F-1.

Part II

3. Please include all of your exhibits, including those filed as Exhibit 99.1 through Exhibit 99.5 in your index of exhibits.

Response:

We have included all our exhibits, including those filed as Exhibit 99.1 through Exhibit 99.5 in our index of exhibits.

Please contact me at 86.158.5276.9058 if you have any questions regarding our response.

Sincerely,

Maxclean Holding Ltd.

By:/s/ Wong Siu Hong
Wong Siu Hong
Chief Executive Officer